UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5) *

SOLENO THERAPEUTICS, INC.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

834203200

(CUSIP Number)

Frank Kung

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 6, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1			NAME OF REPORTING PERSON Vivo Ventures V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	3,028,387 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	3,028,387 (1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,028,387 (1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.65%(2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities include (i) 2,159,954 shares of Common Stock and (ii) 868,433 warrant to acquire 868,433 shares of Common Stock, exercisable within 60 days after the reporting date. The securities are held of record by Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P. Vivo Ventures V, LLC is the general partner of Vivo Ventures Fund V, L.P. and Vivo Ventures V Affiliates Fund, L.P.
(2)	Based on a total of 44,658,054 shares of Common Stock of the Issuer outstanding as of November 1, 2019, as reported on the Issuer’s quarterly report on Form 10-Q/A for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission (the “SEC”) on November 18, 2019.

1			NAME OF REPORTING PERSON Vivo Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3			SEC USE ONLY
4	SOURCE OF FUNDS		OO
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	14,080 (1)
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	14,080(1)
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,080(1)
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.03%(2)

14	TYPE OF REPORTING PERSON		OO

(1)	The securities are held of record by Vivo Capital LLC.
(2)	Based on a total of 44,658,054 shares of Common Stock of the Issuer outstanding as of November 1, 2019, as reported on the Issuer’s quarterly report on Form 10-Q/A for the quarter ended September 30, 2019, filed with the SEC on November 18, 2019.

Explanatory Note

This Amendment No. 5 (the “Amendment No. 3”) amends and supplements the statements on Schedule 13D, filed on March 13, 2017, Amendment No. 1 to Schedule 13D, filed on December 18, 2017, Amendment No. 2 to Schedule 13D, filed on January 15, 2019, Amendment No. 3, filed on November 4, 2019 and Amendment No. 4, filed on December 3, 2019 (collectively, the “Prior 13Ds”). Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on Prior 13Ds. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms on Prior 13Ds.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended to add the following:

The Reporting Persons sold the number of shares set forth below on the respective dates set forth below.

Date	Number of Shares Sold	Held of Record by:
12-03-2019	4,800	Vivo Ventures Fund V, L.P.
12-03-2019	56	Vivo Ventures V Affiliates Fund, L.P.
12-04-2019	173,118	Vivo Ventures Fund V, L.P.
12-04-2019	2,034	Vivo Ventures V Affiliates Fund, L.P.
12-05-2019	40,623	Vivo Ventures Fund V, L.P.
12-05-2019	477	Vivo Ventures V Affiliates Fund, L.P.
12-06-2019	1,238,199	Vivo Ventures Fund V, L.P.
12-06-2019	14,544	Vivo Ventures V Affiliates Fund, L.P.

Item 5. Interest in Securities of the Issuer

(a) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5.

(b) The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Amendment No. 5.

(c) Except as disclosed herein and in Prior 13Ds, none of the Reporting Persons has effected any other transactions in the securities of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 9, 2019

Vivo Ventures V, LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

Vivo Capital LLC

By:	/s/ Frank Kung
Name:	Frank Kung
Title:	Managing Member

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